Confidential Treatment Requested by ARMO BioSciences, Inc. Pursuant to 17 C.F.R. Section 200.83

March 31, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	ARMO BioSciences, Inc.
Draft Registration Statement on Form S-1
Submitted January 18, 2017
CIK No. 0001693664

Dear Ms. Hayes:

On behalf of our client ARMO BioSciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 14, 2017 relating to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on January 18, 2017 (the “Draft Registration Statement No. 1”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement No. 2”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery 3 copies of this letter and marked copies of Draft Registration Statement No. 2 (against the Draft Registration Statement No. 1 originally submitted on January 18, 2017).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the responses herein correspond to the pages of the Draft Registration Statement No. 2.

Prospectus Summary

Overview, page 1

1.	Please expand your disclosure in this section to state that you license the intellectual property for your lead product candidate, AM0010 from Merck, Sharp & Dohme Corporation.

In response to the Staff’s comments, the Company has revised its disclosure on page 3.

***	Confidential treatment requested by ARMO BioSciences, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by ARMO BioSciences, Inc. Pursuant to 17 C.F.R. Section 200.83

March 31, 2017

2.	Please explain what you mean by the terms “Partial Response (PR)” and “Complete Response (CR).” Please also explain what it means the AM0010 has shown “encouraging survival duration” including how this is measured. Also, please explain what you mean by “Disease Control Rate (DCR)” on page 75 and how that compares to PR and CR.

In response to the Staff’s comments, the Company has revised its disclosure on pages 3, 4, 73, 74 and 77.

3.	Please provide the meaning of “anti-PD-1 checkpoint inhibitors,” “anti-LAG-3 checkpoint inhibitor” and “cytokine” when you first reference them in this section.

In response to the Staff’s comments, the Company has revised its disclosure on pages 1 and 2.

4.	Please describe what it means to be granted “Orphan Drug designation” and “Fast Track designation” at their first reference in the second paragraph of this section.

In response to the Staff’s comments, the Company has revised its disclosure on page 1.

Risks Associated with Our Business, page 7

5.	Please add a bullet point disclosing that as of September 30, 2016, you had cash and cash equivalents of $36 million, an accumulated deficit of $81.2 million and that you expect your current cash and cash equivalents to be sufficient to fund your business through June 30, 2017.

In response to the Staff’s comments, the Company has revised its disclosure to reflect the cash and cash equivalents and accumulated deficit figures as of December 31, 2016 on pages 6 and 7.

Risk Factors

Risks Related to Our Intellectual Property, page 33

6.	In an appropriately titled risk factor, please state whether you or Merck is responsible for protecting the patents you license from Merck and describe the risks related to the protection of this intellectual property.

In response to the Staff’s comments, the Company has revised its disclosure under the risk factor entitled “We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time consuming and unsuccessful.” on pages 41 and 42.

***	Confidential treatment requested by ARMO BioSciences, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by ARMO BioSciences, Inc. Pursuant to 17 C.F.R. Section 200.83

March 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and development, page 59

7.	You state “For the nine months ended September 30, 2015 and 2016, substantially all of our R&D expense related to the development of AM0010.” You also disclose on page 2 that you are developing AM0010 for four indications/combinations in separate clinical trials. Tell us and revise your disclosure to indicate if you track research and development expense by indications/combinations and provide disaggregation of research and development expense in the disclosure if so.

The Company respectfully advises the Staff that it does not track research and development expense by indications/combinations and, therefore, cannot provide such disaggregation of research and development expense. In response to the Staff’s comments, the Company has also revised its disclosure on page 60.

Stock-based compensation expense, page 62

8.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the appropriate analysis of our common stock valuations leading up to the date of our initial public offering and estimated offering price.

Business

Product Pipeline

Pre-IND Product Candidates, page 67

AM0010 as Immunotherapy, page 70

9.	Please describe the meaning of the term “squamous” when you first use it in the second paragraph on page 71.

In response to the Staff’s comments, the Company has revised its disclosure on page 72.

10.	We note your statement that 90-100% of mice rejected the secondary implantation of PDV6 tumor cells. Please disclose the number of mice used in this study and how you determined that 90-100% rejected the secondary implantation.

In response to the Staff’s comments, the Company has revised its disclosure on page 73.

***	Confidential treatment requested by ARMO BioSciences, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by ARMO BioSciences, Inc. Pursuant to 17 C.F.R. Section 200.83

March 31, 2017

Ongoing Phase 3 Clinical Trial, page 77

11.	Please explain the meaning of the term “statistically significant” as it relates to the FDA’s evidentiary standards of efficacy.

In response to the Staff’s comments, the Company has revised its disclosure on page 79.

Intellectual Property

Introduction and Overview, page 84

12.	Please provide the following information regarding the intellectual property licensed from Merck for AM0010:

•	The number of patents and patent applications licensed;

•	The type of patent protection provided by these patents and patent applications such as composition of matter, use or process;

•	The expiration dates of issued patents and expected expiration dates for pending patents; and

•	The jurisdictions where patents are issued and patent applications are pending.

[* * *]

13.	Please identify the foreign jurisdictions where you own pending patents applications for IL-10 as described in the last paragraph on page 84 and the jurisdiction where you own pending patent applications for IL-10 as described in the first paragraph on page 85.

[* * *]

Merck Agreement, page 86

14.	Please expand your description of the Merck agreement to provide the royalties payable under the agreement within a ten percent range and to quantify the length of time you are obligated to pay royalties.

In response to the Staff’s comments, the Company has revised its disclosure on page 87.

Competition, page 86

15.	Please identify the immune checkpoint inhibitors that have been approved for NSCLC and RCC and the companies that sell them. Please also update the first risk factor on page 21 accordingly.

***	Confidential treatment requested by ARMO BioSciences, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by ARMO BioSciences, Inc. Pursuant to 17 C.F.R. Section 200.83

March 31, 2017

In response to the Staff’s comments, the Company has revised its disclosure on page 21 and 88.

Management

Executive Officers, Key Employees and Directors, page 100

16.	Please expand the background information for Peter Van Vlasselaer, Gail Brown and Russell Kawahata to provide their business experience for the past five years. Please see Item 401(e) of Regulation S-K for guidance.

In response to the Staff’s comments, the Company has revised its disclosure on pages 101 and 102.

Financial Statements

Consolidated statement of redeemable convertible preferred stock and …, page F-5

17.	Explain to us why the statement reports a 1,479,203 share decrease of shares of common stock related to the acquisition of noncontrolling interest upon merger.

The Company respectfully advises the Staff that the 8,202,3223 shares of the Company’s common stock outstanding as of December 31, 2014 included 1,479,203 shares of ACIR BioSciences, Inc. (ACIR) common stock issued to shareholders of ACIR. On October 1, 2015, when the Company consummated the merger of ACIR into the Company pursuant to an Agreement and Plan of Merger and Reorganization, the ACIR common stock was exchanged for 701,392 shares of the Company’s common stock, pursuant to the exchange ratio in accordance with the terms of the merger. The cancellation of 1,479,203 shares of ACIR common stock concurrent with the execution of the Agreement and Plan of Merger and Reorganization, as well as the issuance of 701,392 shares of the Company’s common stock, is reflected in the ‘Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit’ on page F-5, in the rows labeled “Acquisition of noncontrolling interest upon merger” and “Issuance of Series B-1 redeemable convertible preferred stock and common stock upon merger”.

Other Comment

18.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that at this time neither it, nor anyone authorized on the Company’s behalf, has provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. To the extent

***	Confidential treatment requested by ARMO BioSciences, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by ARMO BioSciences, Inc. Pursuant to 17 C.F.R. Section 200.83

March 31, 2017

any written communications made in reliance on Section 5(d) of the Securities Act are made in the future, the Company confirms that it will provide the Staff with any such written communications.

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Please do not hesitate to contact me at (650) 463-5387 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Heidi E. Mayon
Heidi E. Mayon

***	Confidential treatment requested by ARMO BioSciences, Inc. Omitted information provided under separate cover to the Staff pursuant to Rule 83.